Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On May 14, 2019, Golub Capital Investment Corporation (“GCIC”) held a conference call to discuss GCIC's financial results for the quarter ended March 31, 2019. The conference call contained information regarding the proposed acquisition (the "merger") of GCIC by Golub Capital BDC, Inc. ("GBDC"). The following is an excerpt from the transcript of GCIC's May 14, 2019 conference call discussing the merger.

GREGORY ROBBINS:
We remain very excited about the pending merger. To refresh your recollection, we discussed on our September 30, 2018 earnings call eight reasons we believe the merger with GBDC is compelling for GCIC. I’d like to reiterate those points today.

First, GCIC shareholders will receive 0.865 shares of GBDC per share of GCIC in the proposed transaction. Based on the closing price of GBDC shares on November 26, 2018, the fixed exchange ratio offers GCIC stockholders a 7.05% premium to GCIC’s March 31, 2019 NAV per share.

Second, because the merger would be approximately 4.5% accretive to GBDC’s NAV per share as of March 31, 2019, the transaction offers the potential for additional value creation assuming GBDC continues to trade at its three-year average premium to NAV of approximately 15% [three years ended March 31, 2019].

Third, the combination of GBDC and GCIC would create the fourth largest externally managed, publicly traded BDC by assets based on the fair value of the holdings of each company as of March 31, 2019.

Fourth, the increased market cap of GBDC following the merger is anticipated to deliver benefits, from improved trading liquidity to broader research analyst coverage.

Fifth, we expect the portfolio of the combined company to look a lot like standalone GCIC’s.

Sixth, we expect the combined company to have better access to the securitization market than either company on its own, giving the combined company greater opportunity to optimize its debt capital.

Seventh, we expect operational synergies from eliminating redundant expenses. And finally, GBDC’s fee structure is more favorable for GCIC stockholders than GCIC’s current post-liquidity event fee structure, as GBDC’s income incentive fee has an 8% annualized hurdle.

In short, we believe the combined company maintains all the elements that have made GCIC successful and gives it a number of additional advantages. We believe the increased scale of a combined company could deliver a number of benefits, including incremental earnings power, which supports the GBDC Board’s announced intention to increase GBDC’s quarterly dividend to $0.33 cents per share from $0.32 currently after the closing of the merger, provided that GBDC’s Board reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningful change. So, where does the merger process stand? The short answer is that we’re making progress. You’ll recall that GBDC and GCIC filed their preliminary joint proxy statement with the SEC on December 21, 2018, immediately prior to the government shutdown. The shutdown delayed the SEC review process, but I’m pleased to report that we’re now responding to feedback from the SEC in anticipation of finalizing the proxy. This process takes time, but our hope is that we could be able to mail the proxy statement as early as the coming weeks.

Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.